Beau Yanoshik

Associate

+1.202.373.6133

joseph.yanoshik@morganlewis.com

Via EDGAR Correspondence

October 28, 2016

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SPDR Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendments No. 193 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 193”)

Dear Mr. Williamson:

This letter responds to comments you provided in a telephonic conversation with me on Wednesday, October 5, 2016, with respect to Amendment No. 193. Amendment No. 193 was filed on August 26, 2016, and included disclosure with respect to the SPDR® S&P 1000 ETF (formerly, SPDR® Russell Small Cap Completeness ETF), SPDR® Barclays Aggregate Bond ETF, SPDR® Citi International Government Inflation-Protected Bond ETF, SPDR® Barclays Short Term Corporate Bond ETF, SPDR® Barclays High Yield Bond ETF, SPDR® Barclays Intermediate Term Corporate Bond ETF, SPDR® Barclays Issuer Scored Corporate Bond ETF, SPDR® Barclays Short Term High Yield Bond ETF, SPDR® BofA Merrill Lynch Crossover Corporate Bond ETF and SPDR® Dorsey Wright Fixed Income Allocation ETF (each, a “Fund” and together, the “Funds”), each a separate series of the Registrant, as set forth in the Prospectuses and Statements of Additional Information (each, an “SAI”) filed as part of Amendment No. 193.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendments No. 193.

Prospectus Comments

All Funds

1.	Comment: The Staff notes that the cover letter filed with Amendment No. 98 says the filing reflects revised principal investment strategies. To assist the Staff’s review, please specify which strategies are being added, subtracted or modified for each Fund. Also, in future filings, please consider providing this information in the cover letter in order to facilitate the review process.

Response: The Registrant has provided redlines under separate cover which show the changes made to each Fund’s principal strategies. In respect of future filings, the Registrant will consider providing information specifying changes to each Fund’s principal investment strategies in the cover letter.

SPDR S&P 1000 ETF

2.	Comment: In “The Fund’s Principal Investment Strategy” section, please consider removing the word “generally” from the following statement:

Under normal market conditions, the Fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Index.

Response: The Registrant has considered the Staff’s comment and respectfully declines to change the referenced disclosure, which it believes accurately describes the Fund’s principal investment strategy. The Registrant confirms the Fund will invest in a manner that is consistent with its exemptive relief.

3.	Comment: In “The Fund’s Principal Investment Strategy” section, please clarify what “as-reported earnings” means in the following sentence. For example, does this mean GAAP earnings as reported?

To be added as a constituent of the Index, a security (or issuer of a security, as applicable) must: (i) have an annual dollar value traded to float adjusted market capitalization ratio of 1.00 or greater; (ii) trade a minimum of 250,000 shares in each of the preceding six months; (iii) have a public float of at least 50% of the total market capitalization; and (iv) have positive as-reported earnings for the sum of the most recent four consecutive quarters and for the most recent quarter.

Response: In response to the Staff’s comment, the Registrant has revised the referenced disclosure as follows:

To be added as a constituent of the Index, a security (or issuer of a security, as applicable) must: (i) have an annual dollar value traded to float adjusted market capitalization ratio of 1.00 or greater; (ii) trade a minimum of 250,000 shares in each of the preceding six months; (iii) have a public float of at least 50% of the total market capitalization; and (iv) have positive ~~as-reported~~ earnings (i.e. Generally Accepted Accounting Principles (GAAP) net income excluding discontinued operations and extraordinary items) for the sum of the most recent four consecutive quarters and for the most recent quarter.

4.	Comment: The Staff notes that “The Fund’s Principal Investment Strategy” states the S&P 1000 Index includes 1001 stocks. How frequently does the Index include more or less than 1000 stocks and what causes this to occur? Does such inclusion/exclusion alter the Index performance to a significant extent?

Response: According to the Index methodology, the Registrant understands that the Index is not designed to have fewer than 1000 stocks. For a company which qualifies for inclusion in the Index, the Index includes all publicly listed multiple share class lines for such company separately, subject to the Index’s liquidity and float criteria, which are described in the Prospectus. Therefore, the Index will have more than 1000 stocks where at least one company represented in the Index has publicly listed multiple share class lines and at least two of those lines qualify for inclusion in the Index. As compared to evaluating eligibility based on the combined float of all of a company’s share class lines, evaluating Index membership eligibility of a company’s share class lines separately has the effect of reducing the proportionate representation of such company in the Index to the extent that at least one of its publicly listed share class lines does not qualify for inclusion in the Index. The Index currently consists of 11 companies with publicly listed multiple share class lines. Of those companies, one company had a second listed share class line that met the liquidity and float criteria of the Index. The rules of the Index methodology dictate whether all or a portion of a constituent company’s publicly listed multiple share class lines are included within the Index, and the Registrant understands that such rules are to be applied consistently without regard to any effect on Index performance.

5.	Comment: The Staff notes the Fund’s intention to change the Fund’s Index from the Russell Small Cap Completeness Index to the S&P 1000 Index. Although both offer mid- and small-cap exposure, the Russell Small Cap Completeness Index appears to have 3000 holdings while the new S&P 1000 Index only has 1000. Please explain more about the plans for and timing of transitioning the portfolio to the new index. If there will be a significant amount of trading costs and/or taxes, please consider the need to inform the investors of these costs in the risk disclosure.

Response: The Adviser executed portfolio transactions on behalf of the Fund on August 30, 2016 to effect the change of the Fund’s Index from the Russell Small Cap Completeness Index to the S&P 1000 Index . The Adviser has informed the Registrant that the trading costs and taxes incurred in connection with this transition are not significant and that the portfolio transactions effected in connection with the transition are not expected to cause the Fund to have a relative high portfolio turnover rate for the current fiscal year (e.g., a portfolio turnover rate of at least 100%). In response to the Staff’s comment, the Registrant has added the following “Index Licensing Risk” to the “Additional Information – Non-Principal Risks” section of the Prospectus:

Index Licensing Risk. It is possible that the license under which the Adviser or the Fund is permitted to replicate or otherwise use the Index will be terminated or may be disputed, impaired or cease to remain in effect. In such a case, the Adviser may be required to replace the Index with another index which it considers to be appropriate in light of the investment strategy of the Fund. The use of any such substitute index may have an adverse impact on the Fund’s performance. In the event that the Adviser is unable to identify a suitable replacement for the relevant Index, it may determine to terminate the Fund.

6.	Comment: The Staff notes the 497K filed on August 31, 2016 to revise the summary prospectus to reflect the change in index. However, the Fund’s Average Annual Total Returns table in the “Fund Performance” section was not updated. Please explain why this was not updated. Please address Rule 498(f)(4) of the Securities Act of 1933, as appropriate.

Response: The Registrant notes that supplements pursuant to Rule 497(e) and (k) of the Securities Act of 1933 were filed with respect to the Fund’s prospectus and summary prospectus, respectively, and, as a result, Items 2-8 of each document are currently the same, consistent with Rule 498(f)(4) of the Securities Act of 1933. These supplements were filed to reflect changes to the Fund’s name, strategies and risks as a result of the change in the Fund’s index. These changes did not result in any changes to the Fund’s performance information and the “Fund Performance” section is being updated in the post-effective amendment to be filed on October 28, 2016 with respect to the Registrant’s annual update.

SPDR Barclays Short Term Corporate Bond ETF

7.	Comment: The Staff notes the statement in “The Fund’s Principal Investment Strategy” that the Fund may use derivatives, including credit default swaps to obtain investment exposure to correlate closely with the Index. The Fund also indicates its intention to invest in securities with economic characteristics substantially identical to component securities for purposes of complying with the Fund’s 80% investment policy.

a.	Please explain whether derivatives are included to comply with exemptive relief 80% or names rule 80% test.

b.	If derivatives are counted towards compliance, please explain how they are valued. In this respect, the Staff’s position is that a mark to market value should be used.

c.	If derivatives are counted towards compliance with the exemptive relief 80% test, please explain the basis for doing so.

d.	Please confirm the Fund’s intention to segregate the full notional value of any credit default swaps written by the Fund.

Response: Derivatives are not included to comply with the Fund’s exemptive relief 80% test or the Fund’s Rule 35d-1 80% test. The Registrant confirms its intention to segregate the full notional value of any credit default swaps written by the Fund.

8.	Comment: Please tailor the Non-U.S. Securities Risk included in the “Principal Risks of Investing in the Fund” to the Fund’s actual strategy and risk. For example, the discussion about buying securities in foreign denominated securities appears irrelevant because the Index is limited to U.S. denominated debt.

Response: In response to the Staff’s comment, the Registrant has revised the Non-U.S. Securities Risk in the “Principal Risks of Investing in the Fund” section as provided below. The Registrant notes that the Fund has the ability to invest in assets that are non-U.S. dollar denominated and which are not counted towards compliance with Fund’s 80% test (i.e., investing at least 80% of its total assets in securities that comprise the Index).

Non-U.S. Securities Risk: Non-U.S. securities (including depositary receipts) are subject to political, regulatory, and economic risks not present in domestic investments. There may be less information publicly available about a non-U.S. entity than about a U.S. entity, and many non-U.S. entities are not subject to accounting, auditing, legal and financial report standards comparable to those in the United States. Further, such entities and/or their securities may be subject to risks associated with currency controls; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. Securities traded on foreign markets may be less liquid (harder to sell) than securities traded domestically. Foreign governments may impose restrictions on the repatriation of capital to the U.S. In addition, to the extent that~~when~~ the Fund buys securities denominated in a foreign currency, there are special risks such as changes in currency exchange rates and the risk that a foreign government could regulate foreign exchange transactions. In addition, to the extent investments are made in a limited number of countries, events in those countries will have a more significant impact on the Fund. Investments in depositary receipts may be less liquid and more volatile than the underlying shares in their primary trading market. Certain countries have recently experienced (or currently are expected to experience) negative interest rates on certain fixed-income securities, and similar interest rate conditions may be experienced in other regions. Investments in fixed-income securities with very low or negative interest rates may magnify the Fund’s susceptibility to interest rate risk and diminish yield and performance, and such investments may be subject to heightened volatility and reduced liquidity.

SPDR Barclays Intermediate Term Corporate Bond ETF

9.	Comment: The Staff notes “The Fund’s Principal Investment Strategy” states the Index is designed to measure the performance of U.S. corporate bonds that have a maturity between 1 and 10 years. The Fund’s website indicates the average maturity is currently approximately 5 years. Names Rule FAQ 11 states the Staff’s position that an intermediate term fund should have a maturity between 3 and 10 years. Given the Index could potentially have a 1-3 year maturity, please explain whether the Adviser monitors the dollar weighted maturity to ensure the portfolio is within the intermediate range. If it does not, please explain why not.

Response: The Adviser has confirmed to the Registrant that the Adviser monitors both the effective duration and the average maturity of the portfolio. The Adviser has confirmed to the Registrant that the Fund’s average maturity has never been less than 3 years.

SPDR Barclays Aggregate Bond Fund

10.	Comment: In footnote 2 to the fee table, please confirm the contractual term associated with the waiver.

Response: The contractual term of the waiver is indefinite, but will continue at least through October 31, 2017. As noted in the Registration Statement, the waiver may not be terminated except with the approval of the Fund’s Board of Trustees.

SPDR Citi International Government Inflation-Protected Bond ETF

11.	Comment: The Staff notes the Fund’s name includes the term “international government.” The Staff understands from the disclosure that the Index consists of inflation protected bonds issued by governments other than the United States. The 2014 Money Market Fund Reform and Rule 2a-7 define the term “government money market fund.” The Staff is concerned the reference to “government” in the Fund’s name may cause confusion. Please explain how the Fund will inform investors that the Fund is not a government money market fund. In this respect, it may be advisable to include a hyphen between “international” and “government.”

Response: The Registrant has considered the Staff’s comment and respectfully declines to change the name of the Fund. The Registrant believes that the principal investment strategies of the Fund and the principal risks of investing in the Fund described in the Prospectus do not imply that the Fund is a money market Fund.

12.	Comment: If appropriate, please highlight that bond principal may be reduced in the event of deflation in one or more countries when discussing the Index methodology.

Response: The Registrant notes the following disclosure currently included in the “Principal Risks of Investing in the Fund” section, which discusses the typical effect of deflation on bond principal in the first sentence:

Inflation-Indexed Securities Risk: The principal amount of an inflation-indexed security typically increases with inflation and decreases with deflation, as measured by a specified index. It is possible that, in a period of declining inflation rates, the Fund could receive at maturity less than the initial principal amount of an inflation-indexed security. Changes in the values of inflation-indexed securities may be difficult to predict, and it is possible that an investment in such securities will have an effect different from that anticipated by the Adviser.

13.	Comment: The Investment Objective indicates the Index tracks the inflation protected sector of the global bond market outside the United States. The Index only includes government issuers and therefore does not capture the entire bond market outside the United States. Please consider revising this statement accordingly.

Response: The Registrant has considered the Staff’s Comment and respectfully declines to effect a change to the investment objective. The Adviser has informed the Registrant that the Adviser is not aware of any inflation-protected bond currently available on the market that has been issued by a non-governmental entity.

14.	Comment: The Staff notes that according to “The Fund’s Principal Investment Strategy,” in order to be included in the Index, the bonds must be linked to an inflation index. Please clarify what types of inflation indexes are used (for example, are they country specific?)

Response: Each country’s bonds within the Index are linked to a country or region specific inflation index.

15.	Comment: The current Fund fact sheet indicated 22% exposure to the United Kingdom and over 23% to European Union based countries. To the extent the Fund has material country or currency risk, please quantify the exposures as of a recent date.

Response: The Registrant has added the following disclosure in response to the Staff’s comment:

As of August 31, 2016, a significant portion of the Fund comprised companies located in Europe and the United Kingdom, although this may change from time to time.

16.	Comment: One or more countries in Europe are currently issuing debt with negative yields. If the Index includes these types of bonds, please consider whether this presents a principal risk to the Fund that should be addressed in the Fund’s disclosure.

Response: In response to the Staff’s comment, the Fund has revised its “Non-U.S. Securities Risk” as follows:

Non-U.S. Securities Risk: Non-U.S. securities are subject to political, regulatory, and economic risks not present in domestic investments. There may be less information publicly available about a non-U.S. entity than about a U.S. entity, and many non-U.S. entities are not subject to accounting, auditing, legal and financial report standards comparable to those in the United States. Further, such entities and/or their securities may be subject to risks associated with currency controls; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. Securities traded on foreign markets may be less liquid (harder to sell) than securities traded domestically. Foreign governments may impose restrictions on the repatriation of capital to the U.S. In addition, when the Fund buys securities denominated in a foreign currency, there are special risks such as changes in currency exchange rates and the risk that a foreign government could regulate foreign exchange transactions. In addition, to the extent investments are made in a limited number of countries, events in those countries will have a more significant impact on the Fund. Certain countries have recently experienced (or currently are expected to experience) negative interest rates on certain fixed-income securities, and similar interest rate conditions may be experienced in other regions. Investments in fixed-income securities with very low or negative interest rates may magnify the Fund’s susceptibility to interest rate risk and diminish yield and performance, and such investments may be subject to heightened volatility and reduced liquidity.

***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Josh Weinberg, Esq.
W. John McGuire, Esq.